Exhibit 99.1

APPENDIX 4C

Quarter Ended
30 September 2023

An Alternate Future

Alterity Therapeutics Limited
(formerly Prana Biotechnology Limited)
ACN 080 699 065

Alterity

Appendix 4C – Q1 FY24 Quarterly Cash Flow Report

Highlights:

●	Participant screening closed for ATH434-201 Phase 2 study
●	Independent Data Monitoring Committee recommended the ATH434-201 Phase 2 study continue as planned
●	Received A$4.74M cash refund under the Australian R&DTI Scheme
●	Data presentations from Alterity’s bioMUSE natural history study of Multiple System Atrophy were delivered at the International Congress of Parkinson’s Disease and Movement Disorders
●	New composition of matter patent granted by European Patent Office
●	Cash balance on 30 September 2023 of A$16.7M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 October 2023. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2023 (Q1 FY24).

“Alterity had a great start to the 2024 financial year with significant developments in the first quarter,” said David Stamler, M.D., Chief Executive Officer of Alterity. “Our two Phase 2 clinical trials in Multiple System Atrophy (MSA) are on track as we look to develop a new treatment for this devastating rare disease. Of note, we have closed screening in the ATH434-201 study and expect to close enrollment imminently. In addition, an independent Data Monitoring Committee (DMC) recommended that the trial continue as planned and they expressed no concerns about safety. These events are important milestones in the development of ATH434 for the treatment of early-stage MSA.”

“While the ATH434-201 trial is evaluating individuals with early-stage MSA, we are also conducting a second Phase 2 trial in individuals with more advanced disease. This open label, biomarker study will give us the opportunity to assess the effect of ATH434 in multiple populations and we also expect it to provide preliminary data in the first cohort of participants in the first half of next year,” concluded Dr. Stamler.

The Company’s cash position on 30 September 2023 was A$16.7M with operating cash outflows for the quarter of A$4.1M, offset by a refund of $4.7M from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme for eligible activities conducted during the financial year ending 30 June 2022.

Operational Activities

ATH434–201: Randomized, Double-Blind Phase 2 Clinical Trial in MSA

Today, Alterity announced that screening has closed for its ATH434-201 Phase 2 clinical trial, an important step to completing enrollment in the study. On 26 July, Alterity announced that an independent DMC recommended the trial continue as planned. The DMC conducted a prespecified review of unblinded clinical data from an initial cohort of study participants. The DMC expressed no concerns about safety and recommended that the study continue without modification.

This randomized, double blind, placebo controlled clinical trial continues to progress with early-stage MSA participants enrolled in seven countries globally. The trial has been well received by the study investigators as they implement Alterity’s state of the art methods to diagnose, treat and track the disease.

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in MSA

The ATH434-202 trial is enrolling according to plan. The study is assessing the effect of ATH434 treatment on neuroimaging and protein biomarkers to evaluate target engagement, in addition to clinical measures, safety, and pharmacokinetics. The primary objective of this study is to evaluate the impact of 12 months treatment with ATH434 on brain iron by MRI in a more advanced patient population than is being studied in Alterity’s double blind Phase 2 trial. Preliminary data from the first cohort in this study is expected in the first half of 2024.

bioMUSE Natural History Study

Alterity’s bioMUSE natural history study continues to produce meaningful data to address the need for novel approaches to the evaluation of individuals with MSA. The diagnosis of early MSA can be challenging as individuals often present similarly to Parkinson’s disease. On 31 August, presentations from bioMUSE were delivered at the prominent International Congress of Parkinson’s Disease and Movement Disorders (MDS). The presentations addressed the importance of incorporating biomarkers in diagnosis of MSA and support the need for a timely and accurate diagnosis to ensure that the right treatment can be delivered to patients.

Findings from the bioMUSE study are being incorporated into the Company’s Phase 2 studies. Alterity’s unique protocol designs help to ensure they are enrolling the right patient population with confirmed MSA, thus giving ATH434 the best chance at success. Based on the collaboration with clinical and neuroimaging experts from Vanderbilt University Medical Center in the U.S., Alterity is in a unique position to implement this strategy in its development programs.

Composition of Matter Patent Granted in Europe

The European Patent Office granted Alterity a new composition of matter patent. The patent secures broad protection over a new class of iron chaperone drug candidates for treating major neurodegenerative diseases. It is well established that excess iron in the brain is implicated in the pathology of many important neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseasesi.

The composition of matter patent, entitled, “Compounds for and Methods of Treating Diseases”, Patent No. 3938364 covers more than 150 novel pharmaceutical compositions that are designed to redistribute the excess iron implicated in neurodegenerative diseases. The patent will confer on Alterity 20 years of exclusivity over the compounds claimed in the patent, thus providing a strong basis for drug development and commercialization.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

END

[i]	Dusek, P. et al. Cerebral Iron Deposition in Neurodegeneration. Biomolecules 2022, 12, 714.
https://doi.org/10.3390/biom12050714.

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 4 5064 8064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,951)	(2,951)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(45)	(45)
	(d) leased assets	-	-
	(e) staff costs	(830)	(830)
	(f) administration and corporate costs	(369)	(369)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	82	82
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	4,679	4,679
1.8	Other (provide details if material)	(17)	(17)
1.9	Net cash from / (used in) operating activities	549	549

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(4)	(4)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(4)	(4)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	1	1
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(18)	(18)
3.10	Net cash from / (used in) financing activities	(17)	(17)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	15,773	15,773
4.2	Net cash from / (used in) operating activities (item 1.9 above)	549	549
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(4)	(4)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(17)	(17)
4.5	Effect of movement in exchange rates on cash held	408	408
4.6	Cash and cash equivalents at end of period	16,709	16,709

5.	Reconciliation of cash and cash equivalents	Current quarter $A’000	Previous quarter $A’000
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	16,709	15,773
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	16,709	15,773

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	131
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,130	)*
8.2	Cash and cash equivalents at quarter end (item 4.6)	16,709
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	16,709

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.0

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

	*The company has excluded the R&D tax incentive of $4,679 (item 1.7) from the calculation of ‘Net cash from / (used in) operating activities’ (item 8.1) to better reflect the ‘Estimated quarters of funding available’ (item 8.5).

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2023

Authorised by:	Phillip Hains – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5